SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Reorganization of the Financial Area

(Rio de Janeiro, September 1, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that it has completed the reorganization of its financial area.

The objective of the new general structure of the Financial Area is to integrate and bolster the Petrobras’ corporate activities, thereby improving the performance, control and sustainability of the Company’s growth. The underlying rationale for the reorganization relates to the following aspects:

a. growth perspectives incorporated in the Business Plan 2007-2011 that anticipate an annual increase of over 7.5% in output of oil, LNG and natural gas and a 68% increase in crude throughput over current refining levels by 2015, and investments of US$ 87.1 billion in the period.

b. the improvement of the Internal Controls System for meeting the requirements of the Sarbanes-Oxley Act which establishes specific responsibilities for the President and Chief Financial Officer, including the certification of the Company’s financial statements;

c. the adjustment of the organizational structure to act as a holding company in the guidance and coordination of the financial function of the companies within the Petrobras Group;

d. organizational improvements, correcting overlapping functions, allocating responsibilities and correcting shortcomings in the Financial Area’s operations;

e. increasing the employment of the process management model adopted by the Company, eliminating dispersion in the execution of processes in the financial, accounting and fiscal areas and facilitating the monitoring, control and reduction in costs to the Company;

f. adjustment to the perspectives for the Company’s financial results;

g. better structuring of the internal management of the area and the implementation of improvements;

The approved general structure with six executive departments has the following functions:

• Corporate Financial Department – Executive Manager: Daniel Lima de Oliveira
To manage and execute the corporate activities of the Financial Area, including the coordination and certification of the internal controls and the financial and corporate alignment of the Petrobras Group;

• Accounting Department – Executive Management: Marcos Antonio Silva Menezes
To manage and consolidate the accounting processes of the Petrobras Group, relating with the regulatory agencies and executing the accounting activities of the Company and Group companies;

• Finance Department – Executive Manager: Pedro Augusto Bonésio
Provide guidance on cash management, banking relationships, funding, and other treasury operations for the Company and Group companies;

• Fiscal Department – Executive Manager: Maria Alice Ferreira Deschamps Cavalcanti
Plan and execute the Company’s fiscal activities as well as those of the companies comprising the Group;

• Financial Planning and Risk Management – Executive Manager: Jorge Jose Nahas Neto
Coordinate the financial planning and risk management, evaluate the portfolio of existing assets and contract insurance cover for the Petrobras Group;

• Investor Relations Department – Executive Manager: Raul Adalberto de Campos
Plan, coordinate and execute the relationship of the Group companies with the market, the appropriate regulatory agencies and other company constituencies, and manage the Company’s equities system.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 01, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.